

Mail Stop 7010

May 23, 2008

By U.S. Mail and Facsimile

Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
1 Lacey Place
Southport, CT 06890

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 29, 2008**
> **File No. 001-10435**

Dear Mr. Dineen:

We have reviewed your response letter dated May 2, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

General

1.   We note that you did not provide the Tandy language required in your response letter. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management's Discussion and Analysis, page 21

Results of Operations, page 22

2.   We note your response to prior comment #1 and refer to paragraph (ii)(B) of Item 10 of Regulation S-K which states that:

"A registrant may not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years."

It appears to us that your LIFO and overhead rate adjustments to inventory and product liability expenses represent recurring and normal charges or gains that should not be eliminated or smoothed. Please supplementally explain to us how your treatment complies with this rule and in the context of question 8 of our view as stated in the Commission's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures found at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

*   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

        If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant